Offering Statement for Launchspace Technologies Corporation

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All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss: paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. What is the name of the issuer?

   Launchspace Technologies Corporation

   500 NE Spanish River Blvd
   Suite 35
   BOCA RATON, FL 33431

Eligibility

2. The following are true for Launchspace Technologies Corporation:

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

   No.

Directors, Officers and Promoters of the Company

4. The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

   Name
   Robert Walker

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2019	Present	MoonWalker Associates	CEO
01/01/1997	12/31/2018	Wexler Walker	Chairman
01/06/1997	12/31/2018	Wexler Walker	Chairman
01/01/2016	Present	American Australian Business Council (AABS)	Board Member
01/01/2011	Present	Zero Gravity Solutions, Inc.	Advisory Board
01/01/2008	Present	Space Foundation	Emeritus Board Member
08/10/2020	Present	Launchspace Technologies Corporation	Board Director

Short Bio: Congressman Robert Walker was a Member of The House of Representatives for 20 years, heading up the House Science Committee. He is currently CEO of MoonWalker Associates, one of Washington's premier public affairs firms and is on the Board of Directors for Launchspace Technologies Corporation. His firm provides public policy services for Launchspace Technologies Corporation and he has also been an advisor to John Bauman as he has tried to secure government contracts from the Air (Space) Force, NASA and the Defense Innovation Unit (DIU), which is part of the Pentagon. Congressman Walker is the former Chairman of the Space Foundation, former Chairman of President Bush's Commission of the Future of the United States Aerospace Industry; involved in drafting the space policy plan for President Trump's campaign and was an informal advisor to Vice President Mike Pence, NASA Administrator Jim Bridenstine, NASA Deputy Administrator Jim Morhard and Secretary of Commerce Wilbur Ross on space policy. Work experience: (https://www.linkedin.com/in/robert-walker-6755b312/)

Name
Marshall Kaplan Ph.D.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
10/11/2016	Present	Launchspace Technologies Corporation	CTO

Short Bio: Marshall Kaplan is a recognized expert in space flight technologies, orbital mechanics and orbital debris removal methods. He is a pioneer in space debris research, having carried out the first study of space junk retrieval while a professor at Penn State. He is responsible for assisting most major aerospace companies in the U.S. with capture projects ranging from $1 million to several billion. Clients include Boeing, Lockheed Martin, Space Systems/Loral, NASA, Ball Aerospace, GE and many more. Dr. Kaplan has also acted as the CEO of multiple start-up companies. Dr. Kaplan holds advanced degrees from MIT and Stanford University. He is a Fellow of the AIAA and the AAS, and is a member of the International Academy of Astronautics. His professional activities include membership on several national committees dealing with space transportation and space systems. Work experience: (https://www.linkedin.com/in/launchspace/)

Name
Scott Livingston

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2009	Present	Livingston Securities	Chairman and Chief Executive Officer
12/10/2020	Present	Launchspace Technologies Corporation	Promoter

Short Bio: From 2005 to 2009 Mr. Livingston was a Managing Director at Axiom Capital Management, Inc, and head of the Livingston Group, a division within Axiom focused on nanotechnology. From 2000 to 2005 Mr. Livingston was a Director in the Private Investment Management Division at Lehman Brothers. While at Lehman in 2002, Mr. Livingston began his focus on nanotechnology and started to cover the field for institutional and individual investors. From 1996 to 2000, Mr. Livingston served as a Director in the Private Client Group at Cowen & Co (later renamed SG Cowen Securities), where he was a member of the Chairman's Club from 1998 to 2000 the firm's highest honor for private client management. While at Cowen, Mr. Livingston focused on emerging technology trends, including genomics, Y2K preparedness and defense technologies. From 1993 to 1996 Mr. Livingston was a Senior Vice President in the Private Client Group at Smith Barney Inc. Mr. Livingston was named a Senior Vice President in 1993, at the age of 24, one of the youngest appointees for the firm at that time. While at Smith Barney Mr. Livingston focused on emerging technology trends, including biotechnology, data networking and telecommunications services. From 1992 to 1993 Mr. Livingston was a Vice President at Shearson Lehman Hutton, Inc. Smith Barney Inc. acquired Shearson Lehman Hutton in March of 1993. From 1989 to 1992 Mr. Livingston was an investment representative with Citigroup Global Markets. Mr. Livingston graduated from the State University of New York at Albany with a B.A. in Political Science with a concentration in International Economic Relations. Mr. Livingston is a Board Member of the Nanobusiness Alliance and a founding Board Member of the New York Nanobusiness Alliance. Mr. Livingston is also a founding member of the Water Innovations Alliance. Mr. Livingston's registrations include Series 4, 7, 24, 27, 53, 55, 63, 65, 79, and 87. Work experience: https://www.linkedin.com/in/scottlivingston2/

Name
John Bauman

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
10/11/2016	Present	Launchspace Technologies Corporation	CEO

Short Bio: John Bauman is a serial technology entrepreneur and pioneer in IP over satellite TV technologies as well as nearly a dozen technologies including IPTV/digital Video on Demand, mobile banking and advertising, broadband, telecom, microelectronics, and many more. John has helped companies by taking on roles that include business development, sales, marketing, product management, raising capital as well as CEO. John has bachelor's degrees in Physics and Mathematics and his graduate studies at Columbia University were in Mechanical and Electrical Engineering. John also received his MBA from Columbia University. Work experience: (https://www.linkedin.com/in/launchspacetechnologies/)

Principal Security Holders

5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

John Bauman

Securities:	279,500
Class:	Class B Common Stock
Voting Power:	94.1%

Business and Anticipated Business Plan

6. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Launchspace Technologies Corporation is a commercial space services company that aims to work on the solutions to several national imperatives related to improved national security as well as to the overall growth of the U.S. space economy, which is projected to grow from approximately $420 billion in 2019 to $1 trillion within 5 years (Department of Commerce). Launchspace anticipates receiving sensor technology in the next few months to be utilized to close capability gaps in our national security in Low Earth and Geosynchronous Earth orbits (LEO and GEO) and in Cislunar space (space between the Earth and the Moon). Launchspace believes that the data for the applications of detecting and tracking orbital debris, active satellites, and threats from adversaries will result in large national security, civil and commercial contracts. Launchspace has four issued patents for orbital debris remediation and spacecraft maneuverability as well as a space-based sensor satellite solution. These solutions aim to help solve the orbital debris threat to astronauts, satellites, and International Space Station (ISS) as well as the global space economy. We plan to achieve this by using large orbital debris remediation spacecraft in equatorial low Earth orbit as well as space-based sensor satellites to detect and track orbital debris, active satellites and threats from adversaries against our national security satellites that keep our country safe from attack. Orbital debris and a lack of a space traffic management (STM) system to support the proposed 100,000 new satellites being put on orbit in the next 10 years could have a negative impact on the U.S. space economy. According to Kevin O'Connell, the immediate past Director of the Office of Space Commerce, orbital debris is one of the key obstacles to growing the U.S. space economy in the next 5 years to $1 trillion. Launchspace believes it is the only orbital debris company that has a NASA Space Act Agreement to help develop technology for an orbital debris remediation solution. Launchspace aims to be putting our orbital debris technology on the Airbus Bartolomeo platform on the International Space Station (ISS). Management believes that Launchspace's proposed sensor satellite and orbital debris removal spacecraft constellations are the only solutions to these problems. Launchspace aims to initially have public-private partnerships with government customers and evolve into a commercial company that sells data and orbital debris remediation services to government and commercial customers. Launchspace believes that our revenue is expected to come from selling data, which is the high-definition images from sensor satellites, and from orbital debris remediation in low Earth orbit to national security, civil and commercial customers. The combination of National Security Space (NSS), civil (NASA, NOAA), and commercial customers using our solutions could potentially save the U.S. government billions of dollars, maintain permanent safe space operations for astronauts, satellites, and the ISS, and help ensure continued U.S. leadership in space. The Launchspace team is included in our Netcapital offering. Launchspace has two patents for maneuvering spacecraft away from orbital debris, active satellites, and threats from adversaries. Our orbital debris remediation technology could also potentially be used as shielding that protects spacecraft from debris impacts. Current shielding protects spacecraft from debris impacts without consideration for the smaller debris that is created when the debris impacts the spacecraft's shielding. Launchspace's technology aims to enable the protection of spacecraft from orbital debris objects without creating additional smaller orbital debris. This application is of interest to the Department of Defense and the potential revenue stream has not been added to our forecasted revenues. Revenue in 2020 was $655,000 from in-kind contribution from Airbus. Our national security solution has been vetted by a sponsored Air Force Research Lab study. Launchspace has an initial architecture for 5 sensor spacecraft, with a planned ramp-up to between 24 to 26 sensor spacecraft. Launch space believes that our revenue is expected to come from selling data from sensor satellites, and from orbital debris remediation in low Earth orbit, to national security, civil; and commercial customers. Launchspace anticipates that its first sensor satellite will be on-orbit in 3 years.

Launchspace Technologies Corporation currently has 2 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. Material factors that make an investment in Launchspace Technologies Corporation speculative or risky:
   1. A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.
   2. Government cancellation of contracts - The risk of cancellation of government contracts is possible because while the government can sign a multi-year contract, it is subject to annual budget appropriations from Congress. If a contract is cancelled, often only time and materials up to that point are covered and the long-term hoped for profits

for that contract are at risk.

3. Regulatory risks – The collection of large orbital debris is subject to agreement by the company or country that owns the orbital debris. These treaties are not currently in place. Luanchspace's solution is to track all debris down to the size limit of our proposed space-based sensors and collect (remediate) small orbital debris. Since small orbital debris can't be identified from its original source, this risk should not affect our operations. Despite this, Launchspace can't anticipate what regulatory hurdle might be passed in the future regarding our orbital debris remediation operations.

4. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially early-stage companies, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

5. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

6. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a liquidation event occurs.

7. We are highly dependent on the Services of our Co-founders. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and CTO. If we lose those services or if they fail to perform in their current positions, or if we are not able to attract and retain skilled employees in addition to our CEO, CTO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

8. Public health epidemics or outbreaks could adversely impact our business. For example, in December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China, and caused significant volatility and uncertainty in financial markets. Although COVID-19 currently is not material to our results of operations, the extent to which the coronavirus impacts our operations (including our ability to obtain future financing) will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak (and the emergence of virus variants), new information that may emerge concerning the severity of the coronavirus, and the actions taken by governments and private businesses to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations and could have an adverse impact on our business and our financial results. COVID-19 did delay some of the work we did with NASA on our Space Act Agreement because NASA employees did not go into their labs, with few exceptions, for over a year.

9. You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

10. Third parties might infringe upon our technology.We cannot assure you that the steps

we have taken to protect our property rights, such as being issued four patents, will prevent misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of patents, trade secrets, confidentiality agreements, and other contractual arrangements with our employees, affiliates, strategic partners, and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any technology rights could result in significant financial expenses and managerial resources.

11. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

12. Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company. The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

13. The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early. The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

14. Supply chain and development dependencies. The Company must order long-lead item

parts for spacecraft and sensor payloads that often are very expensive and are crucial to the development of the final on orbit solution. The Company is also dependent on aerospace engineers, consultants and partners to deliver space systems and development of software and other technology that has to be done accurately and on time. The Company can be impacted due to delays from suppliers, employees, contractors or partners.

15. Problems during launch or when on orbit. The sensor satellites or orbital debris remediation pads could be damaged or destroyed during launch, injection into orbit or while on orbit in low earth orbit or in Cislunar space.

16. The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering. Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

17. The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

18. Investors will not be entitled to any inspection or information rights other than those required by Regulation CF. Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

19. The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings. Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

20. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, the Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

21. There is no present public market for these Securities and we have arbitrarily set the

price. The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

22. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

23. The securities offered via this Offering will be available solely to citizens, permanent residents and companies of the United States of America.

24. The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of common stock.

25. Launchspace Technologies Corporation (LTC) has designed our Investor Identification Policy to ensure our company can prioritize U.S. national security. Other more common investor controls or regulations such as CFIUS (Committee for Foreign Investment in the U.S.) generally only cap maximum ownership at the direct investor level, and prohibit explicit control. However, we believe that indirect influence can be just as powerful, as investors can take actions that influence company behavior without having explicit control. For example, an investor with ties to a foreign sovereign government may not continue to provide financing to LTC in future rounds if their national interests have diverged with those of the United States at that time. For another example, an investor might provide negative feedback to LTC management about a new product strategy in a domain such as space-based sensors for national security applications that is more controversial for them politically. Finally, a foreign-backed investor will need to report on their portfolio outlook, including LTC's market positioning and product strategy – while this can be done while honoring confidentiality and export restrictions, it still provides valuable intelligence to foreign entities on key developments in the top tier of the U.S. technology sector. To address these concerns, this policy 1) looks past the direct investor to their beneficial owners, and 2) is enforceable retroactively, in that we hold a repurchase right if the policy is violated regarding only U.S. investors and companies for this offering. If an investor is subsequently found to not be a U.S. individual (defined as a U.S. citizen or permanent resident) or company, or has a beneficial owner that is not a U.S. individual or company, LTC has the right but not the obligation to purchase LTC's shares from this agreement at the original price the investor paid.

26. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

27. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

28. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

29. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

30. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

31. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

32. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

33. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

34. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

35. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

36. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF

THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Launchspace Technologies Corporation (“Company”) is offering securities under Regulation CF, through Netcapital Funding Portal Inc. (“Portal”). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,069,975 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. What is the purpose of this offering?

   Launchspace aims to use these funds that are a six-month budget for moving the Company to the next set of milestones. This includes a hoped-for deal with the government to get sensor technology for a national security mission, moving forward on our International Space Station (ISS) project with Airbus, NASA, and the Center for the Advancement of Science in Space (CASIS), manager of the ISS National Lab, under a cooperative agreement with NASA. We expect a launch date that is 20 months from now. That launch date can vary by several months. We want to move forward with our sensor design towards detecting and tracking orbital debris in Low Earth Orbit (LEO), we have already done a major funded study for the Air Force Research Lab, now part of the Space Force, for Geosynchronous Earth Orbit (GEO) space domain awareness (SDA) to protect our national security assets in GEO with a commercial source of data to back up their sensor satellite data. All of this business activity requires ongoing contracts and patents, so there are legal expenses that we plan to cover with some of the funds from this offering. The two founders of Launchspace plan to, after investing their own money and not taking salaries for over 4 years, start taking salaries and we aim to pay contract engineers who, for the most part, have taken no money for years as well because of past relationships and their belief in what we are doing and their desire to be a part of our vision. There are some company debts that have to be repaid and commission for this capital raise is also part of the Use of Funds. Thank you for your consideration in investing in Launchspace, we believe that what we are doing is very important for our country and our planet.

9. How does the issuer intend to use the proceeds of this offering?

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$52,429
Salaries for managers	$9,510	$162,500
Contract Engineers	$0	$216,400
Airbus Hosting on the ISS	$0	$37,150
Orbital Debris Technology Manufacturing and Testing	$0	$75,000
Promissory notes repayment	$0	$77,000
Robert Walker Board payments	$0	$18,000
Patents and Legal fees	$0	$100,000
Travel	$0	$12,000
Insurance	$0	$4,500
NASA Space Act Agreement Costs	$0	$104,000
Debt Repayment	$0	$117,000
Marketing and PR	$0	$20,000
Audited Financials	$0	$10,000
Additional Fundraising Costs	$0	$22,469
IT Consulting for Secure Network	$0	$5,000
Office and Equipment	$0	$30,027
Space Foundation Membership (Space Symposium)	$0	$6,500
Total Use of Proceeds	**$10,000**	**$1,069,975**

10. How will the issuer complete the transaction and deliver securities to the investors?

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Launchspace Technologies Corporation must agree that a transfer agent, which keeps records of our outstanding Class A Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. How can an investor cancel an investment commitment?

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. Can the Company perform multiple closings or rolling closings for the offering?

    If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. Describe the terms of the securities being offered.

    We are issuing Securities at an offering price of $100.26 per share.

14. Do the securities offered have voting rights?

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. Are there any limitations on any voting or other rights identified above?

    You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. How may the terms of the securities being offered be modified?

    We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Class A Common Stock	700,000	209,229	Yes	1 vote per share
Class B Common Stock	300,000	279,500	Yes	12 votes per share

Options, Warrants and Other Rights

None.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?

The company has an outstanding convertible debt with a total principal amount of $138,000. The notes carry 10% interest and have a discount rate (based on the timing of an equity transaction). Because the notes were issued on different dates and do not all have the same discount rates - and the timing of the closing of an equity transaction is unknown - the total amount to be converted is not known precisely; however, the number of converted shares likely will be slightly less than 2,000 shares of Class A common stock (based on a $100.26 stock price)There are no other currently outstanding securities that would limit, dilute, or qualify the rights of the securities offered via Netcapital.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

The Securities sold in this Offering are not subject to the Company's Shareholders'

Agreement (which includes transfer restrictions, among other provisions affecting the Company's other shareholders). The company has granted a perpetual Waiver.

20. How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?

The individuals who hold greater than 20% of the outstanding voting securities have large voting power with regard to the business, and the business decisions made will affect the value of the securities being offered. As the holder of a majority of the voting rights in the company, John Bauman may make decisions on his own (and, in some cases where required by Launchspace Technologies Corporation (LTC) governing documents, some decisions may require the consent of the other founding shareholder, Marshall Kaplan). You may disagree with those decisions, and those decisions could negatively affect the value of your investment in the company. You will have no recourse to change those decisions. Your interests may conflict with the interests of other shareholders, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder(s) may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make other decisions that may be unfavorable to you.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

Launchspace Technologies Corporation looked at comparables to space industry companies with government contracts as well as our patents, milestones, and sales pipeline.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

Launchspace (LTC, The Company) has two classes of stock: Class A common stock and Class B common stock. Class A stock provides one vote per share, and Class B stock provides 12 votes per share. There currently are 488,729 outstanding shares of stock: 279,500 shares of Class B stock held by John Bauman, 208,000 shares of Class A stock held by Marshall Kaplan and 1,229 shares of Class A stock held by Robert Walker. Thus, Mr. Bauman has approximately 94.13% of the voting rights of the company. The shares being issued in this offering are Class A stock (one vote per share). The total number of Class A shares being offered is 10,672. If all of the offered shares are issued, they would have voting rights (in total) of approximately 0.28%. The issued and outstanding shares of common stock give management in general (and Mr. Bauman in particular) voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of new shares of stock, the sale of convertible debt, or the sale of the company's assets. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. What are the risks to purchasers associated with corporate actions including:
   - additional issuances of securities,
   - issuer repurchases of securities,
   - a sale of the issuer or of assets of the issuer or
   - transactions with related parties?

The issuance of additional shares of our common stock will dilute the ownership of the crowdfunding investors. As a result, if LTC achieves profitable operations in the future, its net income per share would be reduced because of such dilution, and the market price of LTC's common stock, if there is a market price, could decline as a result of the additional issuances of securities. If LTC repurchases securities, it may not have enough cash available for marketing expenses, growth, or operating expenses to reach its goals. If LTC does not have enough cash to operate and grow, we anticipate the market price of LTC's common stock, if any, would decline. A sale of our company or of all the assets of our company may result in an entire loss of your investment. We cannot predict the market value of LTC or its assets, and the proceeds of a sale may not be cash, but instead, could be unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers and directors. As disclosed elsewhere, we have borrowed money from our officers and directors from time to time since the company's inception. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Creditor(s):	MoonWalker Associates
Amount Outstanding:	$50,000
Interest Rate:	10.0%
Maturity Date:	October 1, 2021

Other Material Terms:

> Congressman Bob Walker, the CEO of MoonWalker, is now a board member of Launchspace. This past debt relates to his public policy work prior to his becoming a member of our Board of Directors. Congressman Walker gets 10% annual interest on this $50,000 debt, which started in September 2020.

Creditor(s):	John Bauman
Amount Outstanding:	$492,884
Interest Rate:	12.0%
Maturity Date:	May 1, 2022

Other Material Terms:

> This debt is part of John Bauman's ongoing self-funding of Launchspace Technologies Corporation in addition to previous equity financing.

Creditor(s):	Marshall Kaplan
Amount Outstanding:	$50,000
Interest Rate:	12.0%
Maturity Date:	July 1, 2022

Other Material Terms:

> 12% annual interest for an unsecured promissory note for the CTO and Co-Founder of Launchspace with a maturity date of July 2022.

Creditor(s):	
	Convertible Debt Ferdinand Christian Menedez
Amount Outstanding:	$20,000
Interest Rate:	10.0%
Maturity Date:	May 25, 2022
Other Material Terms:	

If an Equity Financing has not yet occurred, at any time after the first annual anniversary of the Note's issuance and before the second annual anniversary of the Note's issuance, the Investor may elect, by written notice to the Company, (1) to convert the Note into shares of the Company's common stock at the equivalent price per share of the Company's common stock as is paid by a new investor in a subsequent Equity Financing, regardless of when such Equity Financing occurs, less a discount of twenty percent (20%) or (2) to have the Note, including all accrued interest thereon, to be repaid in full, in which case the Company shall repay the Note and all accrued interest thereon within thirty (30) days of such notice. (either (1) or (2) shall be referred to herein as the "Investor Election").

Creditor(s):	Convertible Debt Wendell Chambliss
Amount Outstanding:	$5,000
Interest Rate:	10.0%
Maturity Date:	May 26, 2022

Other Material Terms:

If an Equity Financing has not yet occurred, at any time after the first annual anniversary of the Note's issuance and before the second annual anniversary of the Note's issuance, the Investor may elect, by written notice to the Company, (1) to convert the Note into shares of the Company's common stock at the equivalent price per share of the Company's common stock as is paid by a new investor in a subsequent Equity Financing, regardless of when such Equity Financing occurs, less a discount of twenty percent (20%) or (2) to have the Note, including all accrued interest thereon, to be repaid in full, in which case the Company shall repay the Note and all accrued interest thereon within thirty (30) days of such notice. (either (1) or (2) shall be referred to herein as the "Investor Election").

Creditor(s):	Convertible Debt Dr. Martha Cortes
Amount Outstanding:	$3,300
Interest Rate:	10.0%
Maturity Date:	August 25, 2022

Other Material Terms:

If an Equity Financing has not yet occurred, at any time after the first annual anniversary of the Note's issuance and before the second annual anniversary of the Note's issuance, the Investor may elect, by written notice to the Company, (1) to convert the Note into shares of the Company's common stock at the equivalent price per share of the Company's common stock as is paid by a new investor in a subsequent Equity Financing, regardless of when such Equity Financing occurs, less a discount of twenty percent (20%) or (2) to have the Note, including all accrued interest thereon, to be repaid in full, in which case the Company shall repay the Note and all accrued interest thereon within thirty (30) days of such notice. (either (1) or (2) shall be referred to herein as the "Investor Election").

Creditor(s):	Convertible Debt Bob Walker
Amount Outstanding:	$27,498
Interest Rate:	10.0%
Maturity Date:	October 1, 2021

Other Material Terms:

If an Equity Financing has not yet occurred, at any time after the first annual anniversary of the Note's issuance and before the second annual anniversary of the Note's issuance, the Investor may elect, by written notice to the Company, (1) to convert the Note into shares of the Company's common stock at the equivalent price per share of the Company's common stock as is paid by a new investor in a subsequent Equity Financing, regardless of when such Equity Financing occurs, less a discount of twenty percent (20%) or (2) to have the Note, including all accrued interest thereon, to be repaid in full, in which case the Company shall repay the Note and all accrued interest thereon within thirty (30) days of such notice. (either (1) or (2) shall be referred to herein as the "Investor Election").

Creditor(s):	Convertible Debt Wendell Chambliss
Amount Outstanding:	$5,500
Interest Rate:	10.0%
Maturity Date:	January 3, 2023

Other Material Terms:

If an Equity Financing has not yet occurred, at any time after the first annual anniversary of the Note's issuance and before the second annual anniversary of the Note's issuance, the Investor may elect, by written notice to the Company, (1) to convert the Note into shares of the Company's common stock at the equivalent price per share of the Company's common stock as is paid by a new investor in a subsequent Equity Financing, regardless of when such Equity Financing occurs, less a discount of twenty percent (20%) or (2) to have the Note, including all accrued interest thereon, to be repaid in full, in which case the Company shall repay the Note and all accrued interest thereon within thirty (30) days of such notice. (either (1) or (2) shall be referred to herein as the "Investor Election").

Creditor(s):

Convertible Debt Ferdinand Christian Menendez

Amount Outstanding:	$32,000
Interest Rate:	10.0%
Maturity Date:	January 3, 2023

Other Material Terms:

If an Equity Financing has not yet occurred, at any time after the first annual anniversary of the Note's issuance and before the second annual anniversary of the Note's issuance, the Investor may elect, by written notice to the Company, (1) to convert the Note into shares of the Company's common stock at the equivalent price per share of the Company's common stock as is paid by a new investor in a subsequent Equity Financing, regardless of when such Equity Financing occurs, less a discount of twenty percent (20%) or (2) to have the Note, including all accrued interest thereon, to be repaid in full, in which case the Company shall repay the Note and all accrued interest thereon within thirty (30) days of such notice. (either (1) or (2) shall be referred to herein as the "Investor Election").

Creditor(s):	Wiley Rein 2
Amount Outstanding:	$100,000
Interest Rate:	0.0%
Maturity Date:	Payable On Demand

Other Material Terms:

Accrued compensation for services rendered.

Creditor(s):	Convertible Debt Scott Livingston
Amount Outstanding:	$50,000
Interest Rate:	10.0%

Maturity Date:	August 10, 2023

Other Material Terms:

If an Equity Financing has not yet occurred, at any time after the first annual anniversary of the Note's issuance and before the second annual anniversary of the Note's issuance, the Investor may elect, by written notice to the Company, (1) to convert the Note into shares of the Company's common stock at the equivalent price per share of the Company's common stock as is paid by a new investor in a subsequent Equity Financing, regardless of when such Equity Financing occurs, less a discount of twenty percent (20%) or (2) to have the Note, including all accrued interest thereon, to be repaid in full, in which case the Company shall repay the Note and all accrued interest thereon within thirty (30) days of such notice. (either (1) or (2) shall be referred to herein as the "Investor Election").

Creditor(s):	Airbus
Amount Outstanding:	$76,635
Interest Rate:	0.0%
Maturity Date:	Payable On Demand
Other Material Terms:	

Creditor(s):	Ferdinand Christian Mendez
Amount Outstanding:	$50,000
Interest Rate:	10.0%
Maturity Date:	April 8, 2022
Other Material Terms:	

The outstanding principal balance of this Promissory Note (this "Note") shall bear simple interest at a set rate of ten percent (10%) per annum.

25. What other exempt offerings has Launchspace Technologies Corporation conducted within the past three years?

Date of Offering:	05/2020
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$4
Use of Proceeds:	General and administrative

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
    1. any director or officer of the issuer;
    2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
    3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
    4. any immediate family member of any of the foregoing persons.

    Yes.

    If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
John Bauman	CEO	Loan	$492,884
Marshall Kaplan	CTO	Promissory Note	$50,000
MoonWalker Associates	Entity owned by Robert Walker (Board Member)	Promissory Note	$50,000
Scott Livingston	Promoter	Convertible Note	$50,000

Financial Condition of the Issuer

27. Does the issuer have an operating history?

    Yes.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

    Launchspace Technologies Corporation is a relatively new company that was founded on 10/11/2016. Launchspace has four issued patents for orbital debris remediation and spacecraft maneuverability as well as a space-based sensor satellite solution. These solutions aim to help solve the orbital debris threat to astronauts, satellites, and International Space Station (ISS) as well as the global space economy. We plan to achieve this by using large orbital debris remediation spacecraft in equatorial low Earth orbit as well as space-based sensor satellites to detect and track orbital debris, active satellites, and threats from adversaries against our national security satellites that keep our country safe from attack. Our average monthly burn rate is approximately $35,000. In the year ended December 31, 2020, return of payload expense (please see Airbus contract disclosed in the CPA Review Report for more detail) of $102,375 represented about 30% of our total operating expenses; legal and professional expenses amounted to $77,968, or 24%; outside services totaled $125,000, or 34%; and the remaining 12% was expended on other operating expenses. As we recorded an in-kind revenue contribution via Airbus of $655,000, our operations yielded net income of $296,683. Our operating expenses for the year ended on December 31, 2019, amounted to $243,311, which resulted in a $243,311 net loss. The bulk of our expenses in the year ended December 31, 2019, were $101,478 for outside services, $44,082 for office expenses, and $23,835 in legal and professional fees. With this raise, we plan to allocate a higher percentage of funds to start paying salaries to managers, as well as salaries to engineers, debt repayments, and legal expenses. We believe these activities will result in the traction we will need. We have limited cash balances and our operations have been mostly funded by substantial shareholder investment and loans by John Bauman, loans by Marshall Kaplan, convertible debt from friends, and a loan from Airbus. Total liabilities amounted to $612,000 on December 31, 2020. Subsequent to December 31, 2020, the company received $50,000 in convertible note proceeds, the CEO advanced another $182,487 and the company received another $129,200 in related party notes payable. Additionally, the company repaid Hilmi Ortadeveci the full loan amount of $33,000, repaid Wiley Rein $20,000 for the promissory note as well as repaid Airbus $25,740 of the loan principal and distributed $24,600 to the CEO. In 2021 the company was awarded a grant for up to $214,500 from the Center for the Advancement of Science in Space (CASIS), manager of ISS National Lab, under a cooperative agreement with NASA. This grant is paid out in multiple installments to the company. The company plans to use a portion of the proceeds of this grant to repay its Airbus loan. On October 8th, 2021, the company issued a $50,000 promissory note to Ferdinand Christian Mendez. The note carries 10% annual interest and is due on April 8th, 2022. We plan to continue to keep a tight rein on expenses in order to keep a secure runway for the duration of the time it will take to raise this round.

Financial Information

29. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.

    See attachments:

    CPA Review Report: reviewletter.pdf

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:
    1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
       1. in connection with the purchase or sale of any security?
       2. involving the making of any false filing with the Commission?
       3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

    2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
       1. in connection with the purchase or sale of any security?;
       2. involving the making of any false filing with the Commission?
       3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

    3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises

or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

1. at the time of the filing of this offering statement bars the person from:
    1. association with an entity regulated by such commission, authority, agency or officer?
    2. engaging in the business of securities, insurance or banking?
    3. engaging in savings association or credit union activities?
2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
    1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
    2. places limitations on the activities, functions or operations of such person?
    3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

    If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
    1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
    2. Section 5 of the Securities Act?
6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Launchspace Technologies Corporation answers 'NO' to all of the above questions.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Explanation to investors as to why this offering is limited to U.S. investors and companies: Launchspace Technologies Corporation (LTC) has designed our Investor Identification Policy to ensure our company can prioritize U.S. national security. Other more common investor controls or regulations such as CFIUS (Committee for Foreign Investment in the U.S.) generally only cap maximum ownership at the direct investor level, and prohibit explicit control. However, we believe that indirect influence can be just as powerful, as investors can take actions that influence company behavior without having explicit control. For example, an investor with ties to a foreign sovereign government may not continue to provide financing to LTC in future rounds if their national interests have diverged with those of the United States at that time. For another example, an investor might provide negative feedback to LTC management about a new product strategy in a domain such as space-based sensors for national security applications that is more controversial for them politically. Finally, a foreign-backed investor will need to report on their portfolio outlook, including LTC's market positioning and product strategy – while this can be done while honoring confidentiality and export restrictions, it still provides valuable intelligence to foreign entities on key developments in the top tier of the U.S. technology sector. To address these concerns, this policy 1) looks past the direct investor to their beneficial owners, and 2) is enforceable retroactively, in that we hold a repurchase right if the policy is violated regarding only U.S. investors and companies for this offering. If an investor is subsequently found to not be a U.S. individual (defined as a U.S. citizen or permanent resident) or company, or has a beneficial owner that is not a U.S. individual or company, LTC has the right but not the obligation to purchase LTC's shares from this agreement at the original price the investor paid. Video Transcript: The space industry is booming. It's expected to double in the next five years, making it a $1 trillion dollar space economy. But there are big threats to this growth and to spaceflight safety. These threats are orbital debris, which frequently makes the news, the inability to safely manage the over 100,000 satellites being put on orbit in the next 10 years, and military threats. Together, these problems threaten astronauts, satellites, the International Space Station, our military satellites and the upcoming $1 trillion global annual space economy. Launchspace's solution is to put sensor satellites in space to watch over everything and orbital debris removal spacecraft to remove orbital debris. The sensor satellites detect and track orbital debris, satellites and space-based national security threats from our adversaries. Launchspace plans to use their patented technology to remove orbital debris from low Earth orbit. Launchspace expects subscription-based revenues for the foreseeable future. This includes revenue from the data from the sensor satellites and revenue for removing orbital debris. Because of the exponential growth in the space industry, these problems will always need a solution. Launchspace can solve these problems. Launchspace is working with NASA under the only Space Act Agreement to develop technology for a commercial solution for orbital debris removal. We are currently on the International Space Station with Skycorp to measure orbital debris. We did a funded study for the Space Force to prove that our national security sensor satellite solution will detect threats from adversaries that currently can't be seen. We expect a contract to get sensor technology from the government for our national security sensor satellite solution. We have a contract with Airbus to put our orbital debris technology onto the International Space Station where Airbus is waiving millions of dollars in fees to Launchspace. As of now, Launchspace will have the only commercial orbital debris removal solution on the International Space Station. Launchspace Technologies, protecting Space and the upcoming $1 Trillion space economy. Please share in our vision and invest in Launchspace Technologies. All investors are invited to our planned launch in 18 months when Airbus will put our orbital debris solution onto the International Space Station.

The following documents are being submitted as part of this offering:

Governance:

Certificate of Incorporation:	certificateofincorporation.pdf
Corporate Bylaws:	corporatebylaws.pdf
Opportunity:	
Offering Page JPG:	offeringpage.jpg
Pitch Deck:	pitchdeck.pdf
Financials:	
Additional Information:	otherfinancial.pdf

Ongoing Reporting

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:

Once posted, the annual report may be found on the issuer's web site at: https://www.launchspacetechnologies.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.